IMPERIAL METALS CORPORATION

October 24, 2003

03037083

03 NOV -3 AM 7:21

U.S. Securities and Exchange Commission
Office of International Corporate Finance
Mailstop 3-2
450 - 5th Street N.W.
Washington, D.C. 20549

SUPPL

Dear Sirs:

Re: File No. 82-34714

We enclose seven copies of Material Change Reports dated October 23, 2003 filed with the securities commissions.

Yours truly,

IMPERIAL METALS CORPORATION

Per Rio Budhai
Assistant Corporate Secretary
Direct Line: (604) 488-2659

PROCESSED
NOV 06 2003
THOMSON FINANCIAL

Enclosures

MATERIAL CHANGE REPORT UNDER

Section 85(1) of the *Securities Act* (**BRITISH COLUMBIA**)
Section 75(2) of the *Securities Act* (**ONTARIO**)
Section 84(1) of the *Securities Act* (**SASKATCHEWAN**)
Section 73 of the *Act* and 271.2(9) of *Regulation and National Policy No. 40* (**QUEBEC**)

1. Reporting Issuer

Imperial Metals Corporation
Suite 200 – 580 Hornby Street
Vancouver, BC V6C 3B6

2. Date of Material Change

August 27, 2003

3. Press Release

August 27, 2003 – Vancouver, British Columbia

4. Summary of Material Change

Imperial Metals Corporation reported it has discovered a new high grade copper-gold zone on its 100% owned Mount Polley mine property. The zone is located approximately 1.5 kilometres northeast of the Bell Pit.

5. Full Description of Material Change

Imperial Metals Corporation reported it has discovered a new high grade copper-gold zone on its 100% owned Mount Polley mine property. The zone is located approximately 1.5 kilometres northeast of the Bell Pit.

The zone has so far been exposed in a number of trenches as shown on the accompanying plan, which can be viewed on the Company's website: www.imperialmetals.com. All trenches were chip sampled over one metre intervals. The new zone has not been drilled before. The nearest drill hole is approximately 300 metres southwest.

Chip sampling results from the trenches are as follows:

TRENCH 1 was excavated to bedrock for a distance of 75 metres with 66 metres of the trench having an average grade of 1.03% copper and 0.39 g/t gold including a higher grade section averaging 1.95% copper and 0.72 g/t gold over 24 metres.

TRENCH 2 was excavated to bedrock for a distance of 31 metres, with 30 metres having an average grade of 2.59% copper and 0.88 g/t gold.

TRENCH 3 was excavated to bedrock for a distance of 27 metres, with the westernmost 13 metres averaging 1.16% copper and 0.40 g/t gold.

TRENCH 4 was excavated to bedrock for a distance of seven metres with the northernmost three metres averaging 0.79% copper and 0.27 g/t gold.

TRENCH 5 is mineralized for its entire length of nine metres and graded 1.34% copper and 0.50 g/t gold.

The mineralization in the zone occurs in typical Mount Polley hydrothermal breccia, distinguished by the presence of chalcopyrite and additional copper minerals including malachite, bornite, calcocite, azurite, covelite, and native copper.

Exploration crews are continuing to trench in the vicinity of the discovery to better expose the surface expression of the zone. This will be followed up with a diamond drilling program in September.

Patrick McAndless, a Qualified Person as defined by National Instrument 43-101, supervised the preparation of the technical information in this release. All samples were analyzed by Acme Analytical Labs Ltd. in Vancouver, BC.

The Mount Polley mine, located near Williams Lake in southcentral British Columbia, has been on care and maintenance since September 2001. The mill, built in 1996, operated for five years at the rate of approximately 20,000 tonnes per day. Defined resources available for mining, located in the Bell Pit area and in the unmined Springer Pit area, represent approximately 4.5 years of millfeed.

6. Reliance on Section 75(3) of the Securities Act (Ontario) and equivalent sections of other jurisdictions.

Not applicable.

7. Omitted Information

Not applicable.

8. Senior Officer(s)

J. Brian Kynoch, President
André H. Deepwell, Chief Financial Officer

Telephone 604.669.8959

9. **Statement of Senior Officer**

The foregoing accurately discloses the material change referred to herein.

DATED at Vancouver, British Columbia, this 23rd day of October, 2003.

IMPERIAL METALS CORPORATION

Per *"André H. Deepwell"*
Signature of authorized signatory

André H. Deepwell, Chief Financial Officer
Name and office of authorized signatory

IMPERIAL METALS CORPORATION

NEWS RELEASE

IMPERIAL TRENCHES NEW HIGH GRADE COPPER-GOLD ZONE AT MOUNT POLLEY

Vancouver (August 27, 2003) – Imperial Metals Corporation (III:TSX) is pleased to report it has discovered a new high grade copper-gold zone on its 100% owned Mount Polley mine property. The zone is located approximately 1.5 kilometres northeast of the Bell Pit.

The zone has so far been exposed in a number of trenches as shown on the accompanying plan, which can be viewed on the Company's website: www.imperialmetals.com. All trenches were chip sampled over one metre intervals. The new zone has not been drilled before. The nearest drill hole is approximately 300 metres southwest.

Chip sampling results from the trenches are as follows:

TRENCH 1 was excavated to bedrock for a distance of 75 metres with 66 metres of the trench having an average grade of 1.03% copper and 0.39 g/t gold including a higher grade section averaging 1.95% copper and 0.72 g/t gold over 24 metres.

TRENCH 2 was excavated to bedrock for a distance of 31 metres, with 30 metres having an average grade of 2.59% copper and 0.88 g/t gold.

TRENCH 3 was excavated to bedrock for a distance of 27 metres, with the westernmost 13 metres averaging 1.16% copper and 0.40 g/t gold.

TRENCH 4 was excavated to bedrock for a distance of seven metres with the northernmost three metres averaging 0.79% copper and 0.27 g/t gold.

TRENCH 5 is mineralized for its entire length of nine metres and graded 1.34% copper and 0.50 g/t gold.

The mineralization in the zone occurs in typical Mount Polley hydrothermal breccia, distinguished by the presence of chalcopyrite and additional copper minerals including malachite, bornite, calcocite, azurite, covelite, and native copper.

Exploration crews are continuing to trench in the vicinity of the discovery to better expose the surface expression of the zone. This will be followed up with a diamond drilling program in September.

Patrick McAndless, a Qualified Person as defined by National Instrument 43-101, supervised the preparation of the technical information in this release. All samples were analyzed by Acme Analytical Labs Ltd. in Vancouver, BC.

The Mount Polley mine, located near Williams Lake in southcentral British Columbia, has been on care and maintenance since September 2001. The mill, built in 1996, operated for five years at the rate of approximately 20,000 tonnes per day. Defined resources available for mining, located in the Bell Pit area and in the unmined Springer Pit area, represent approximately 4.5 years of millfeed.

-30-

For further information contact:
Brian Kynoch, President 604.669.8959
Patrick McAndless, Vice President Exploration - 604.488.2665
Sabine Goetz, Investor Relations - 604.488.2657 / info@imperialmetals.com

#02-3174

MATERIAL CHANGE REPORT UNDER

Section 85(1) of the *Securities Act* **(BRITISH COLUMBIA)**
Section 75(2) of the *Securities Act* **(ONTARIO)**
Section 84(1) of the *Securities Act* **(SASKATCHEWAN)**
Section 73 of the *Act* and 271.2(9) of *Regulation and National Policy No. 40* **(QUEBEC)**

03 NOV -3 AM 7:21

1. Reporting Issuer

Imperial Metals Corporation
Suite 200 – 580 Hornby Street
Vancouver, BC V6C 3B6

2. Date of Material Change

September 10, 2003

3. Press Release

September 10, 2003 – Vancouver, British Columbia

4. Summary of Material Change

Imperial Metals Corporation reported the results from additional trenching at its 100% owned Mount Polley mine. The trenching completed to date is shown on the accompanying plan, which can be viewed on the Company's website: *www.imperialmetals.com*. All trenches were chip sampled over one, two or three metre intervals where bedrock was exposed. A diamond drill has been mobilized and drilling of the northeast zone will commence today.

5. Full Description of Material Change

Imperial Metals Corporation reported the results from additional trenching at its 100% owned Mount Polley mine. The trenching completed to date is shown on the accompanying plan, which can be viewed on the Company's website: *www.imperialmetals.com*. All trenches were chip sampled over one, two or three metre intervals where bedrock was exposed. A diamond drill has been mobilized and drilling of the northeast zone will commence today.

Chip sampling results from the trenches are as follows:

TRENCH 6 was excavated to bedrock for a distance of 54 metres and was mineralized for its entire length having an average grade of 1.03% copper and 0.42 g/t gold.

TRENCH 7 was excavated to bedrock for a total distance of 68 metres, which yielded three high grade sections which are separated by a two metre break at the intersection point with TRENCH 6, and a two metre section where bedrock was not reached.

i) 15 metres having a grade of 1.39% copper and 0.63 g/t gold
ii) 12 metres having a grade of 1.09% copper and 0.55 g/t gold
iii) 23 metres having a grade of 0.62% copper and 0.18 g/t gold

TRENCH 8, 9 and 10 were excavated to bedrock for a total length of 81 metres. No higher grade sections were encountered but samples of up to 0.27% copper were obtained in TRENCH 8 and in the northern part of TRENCH 9.

Assay results from the southern portion of TRENCH 4 and from TRENCHES 11, 12 and 13 are pending.

High grade copper-gold mineralization has now been traced over an area of approximately 140 metres by 70 metres.

Patrick McAndless, a Qualified Person as defined by National Instrument 43-101, supervised the preparation of the technical information in this release. All samples were analyzed by Acme Analytical Labs Ltd. in Vancouver, BC.

The Mount Polley mine, located near Williams Lake in southcentral British Columbia, has been on care and maintenance since September 2001. The mill, built in 1996, operated for five years at the rate of approximately 20,000 tonnes per day. Defined resources available for mining, located in the Bell Pit area and in the unmined Springer Pit area, represent approximately 4.5 years of millfeed.

6. Reliance on Section 75(3) of the Securities Act (Ontario) and equivalent sections of other jurisdictions.

Not applicable.

7. Omitted Information

Not applicable.

8. Senior Officer(s)

J. Brian Kynoch, President
André H. Deepwell, Chief Financial Officer

Telephone 604.669.8959

9. Statement of Senior Officer

The foregoing accurately discloses the material change referred to herein.

DATED at Vancouver, British Columbia, this 23rd day of October, 2003.

IMPERIAL METALS CORPORATION

Per: *"André H. Deepwell"*
Signature of authorized signatory

André H. Deepwell, Chief Financial Officer
Name and office of authorized signatory

IMPERIAL METALS CORPORATION

NEWS RELEASE

Imperial Expands Northeast Zone at Mount Polley

Vancouver (September 10, 2003) – Imperial Metals Corporation (III:TSX) is pleased to report the results from additional trenching at its 100% owned Mount Polley mine. The trenching completed to date is shown on the accompanying plan, which can be viewed on the Company's website: *www.imperialmetals.com.* All trenches were chip sampled over one, two or three metre intervals where bedrock was exposed. A diamond drill has been mobilized and drilling of the northeast zone will commence today.

Chip sampling results from the trenches are as follows:

TRENCH 6 was excavated to bedrock for a distance of 54 metres and was mineralized for its entire length having an average grade of 1.03% copper and 0.42 g/t gold.

TRENCH 7 was excavated to bedrock for a total distance of 68 metres, which yielded three high grade sections which are separated by a two metre break at the intersection point with TRENCH 6, and a two metre section where bedrock was not reached.

- i) 15 metres having a grade of 1.39% copper and 0.63 g/t gold
- ii) 12 metres having a grade of 1.09% copper and 0.55 g/t gold
- iii) 23 metres having a grade of 0.62% copper and 0.18 g/t gold

TRENCH 8, 9 and 10 were excavated to bedrock for a total length of 81 metres. No higher grade sections were encountered but samples of up to 0.27% copper were obtained in TRENCH 8 and in the northern part of TRENCH 9.

Assay results from the southern portion of TRENCH 4 and from TRENCHES 11, 12 and 13 are pending.

High grade copper-gold mineralization has now been traced over an area of approximately 140 metres by 70 metres.

Patrick McAndless, a Qualified Person as defined by National Instrument 43-101, supervised the preparation of the technical information in this release. All samples were analyzed by Acme Analytical Labs Ltd. in Vancouver, BC.

The Mount Polley mine, located near Williams Lake in southcentral British Columbia, has been on care and maintenance since September 2001. The mill, built in 1996, operated for five years at the rate of approximately 20,000 tonnes per day. Defined resources available for mining, located in the Bell Pit area and in the unmined Springer Pit area, represent approximately 4.5 years of millfeed.

-30-

For further information contact:
Brian Kynoch, President 604.669.8959
Patrick McAndless, Vice President Exploration - 604.488.2665
Sabine Goetz, Investor Relations - 604.488.2657 / info@imperialmetals.com

MATERIAL CHANGE REPORT UNDER

Section 85(1) of the *Securities Act* **(BRITISH COLUMBIA)**
Section 75(2) of the *Securities Act* **(ONTARIO)**
Section 84(1) of the *Securities Act* **(SASKATCHEWAN)**
Section 73 of the *Act* and 271.2(9) of *Regulation and National Policy No. 40* **(QUEBEC)**

1. **Reporting Issuer**

Imperial Metals Corporation
Suite 200 – 580 Hornby Street
Vancouver, BC V6C 3B6

2. **Date of Material Change**

September 25, 2003

3. **Press Release**

September 25, 2003 – Vancouver, British Columbia

4. **Summary of Material Change**

Imperial Metals Corporation reported further results from trenching in the Northeast Zone at its 100% owned Mount Polley property. The Company also announced that drilling has commenced, and to date six drill holes have been completed with lengths between 200 and 250 metres. Trenching and drill holes are shown on the accompanying plan, which can be viewed on the Company's website: *www.imperialmetals.com*.

5. **Full Description of Material Change**

Imperial Metals Corporation reported further results from trenching in the Northeast Zone at its 100% owned Mount Polley property. The Company also announced that drilling has commenced, and to date six drill holes have been completed with lengths between 200 and 250 metres. Trenching and drill holes are shown on the accompanying plan, which can be viewed on the Company's website: *www.imperialmetals.com*.

All trenches were chip sampled over one, two, three, five and seven metre intervals where bedrock was exposed. Chip sampling results from the trenches are as follows:

TRENCH 4 was extended and excavated to bedrock for an additional 87 metres, with a 45 metre section having an average grade of 0.69% copper and 0.30 g/t gold including a 15 metre section of 1.35% copper and 0.78 g/t gold in addition to the interval already reported.

TRENCH 11 was excavated to bedrock for a total distance of 40 metres, bearing a 28 metre section with a grade of 0.94% copper and 0.63 g/t gold. This section includes an 18 metre interval with grades of 1.29% copper and 0.90 g/t gold.

TRENCHES 12 and 13 were excavated to bedrock for a total length of 170 metres with TRENCH 12 having a 46 metre section yielding 0.36% copper and TRENCH 13 grading 0.23% copper over 20 metres.

All trench samples have also been analyzed for silver using ICP methods. The silver assay results for the significant intervals in the trenches are shown on the table below.

Trench #	Metre Interval	Copper %	Gold g/t	Silver ppm
Trench 1	66	1.03	0.39	8.73
Trench 2	30	2.59	0.88	26.70
Trench 3	13	1.16	0.40	6.83
Trench 4	3	0.79	0.27	5.27
and	45	0.69	0.30	7.85
Trench 5	9	1.34	0.50	11.37
Trench 6	54	1.03	0.42	6.91
Trench 7	15	1.39	0.63	10.73
and	12	1.09	0.55	7.64
and	23	0.62	0.18	4.16
Trench 11	28	0.94	0.63	6.27
Trench 12	46	0.36	0.08	3.01
Trench 13	20	0.23	0.11	2.15

Patrick McAndless, a Qualified Person as defined by National Instrument 43-101, supervised the preparation of the technical information in this release. All samples were analyzed by Acme Analytical Labs Ltd. in Vancouver, BC.

The Mount Polley mine, located near Williams Lake in southcentral British Columbia, has been on care and maintenance since September 2001. The mill, built in 1996, operated for five years at the rate of approximately 20,000 tonnes per day. Defined resources available for mining, located in the Bell Pit area and in the unmined Springer Pit area, represent approximately 4.5 years of millfeed.

6. Reliance on Section 75(3) of the Securities Act (Ontario) and equivalent sections of other jurisdictions.

Not applicable.

7. Omitted Information

Not applicable.

8. Senior Officer(s)

J. Brian Kynoch, President
André H. Deepwell, Chief Financial Officer

Telephone 604.669.8959

9. Statement of Senior Officer

The foregoing accurately discloses the material change referred to herein.

DATED at Vancouver, British Columbia, this 23rd day of October, 2003.

IMPERIAL METALS CORPORATION

Per: *"André H. Deepwell"*
Signature of authorized signatory

André H. Deepwell, Chief Financial Officer
Name and office of authorized signatory

IMPERIAL METALS CORPORATION

NEWS RELEASE

Drilling Starts and Trenching Continues on Northeast Zone at Mount Polley

Vancouver (September 25, 2003) - Imperial Metals Corporation (III:TSX) is pleased to report further results from trenching in the Northeast Zone at its 100% owned Mount Polley property. The Company also announces that drilling has commenced, and to date six drill holes have been completed with lengths between 200 and 250 metres. Trenching and drill holes are shown on the accompanying plan, which can be viewed on the Company's website: *www.imperialmetals.com.*

All trenches were chip sampled over one, two, three, five and seven metre intervals where bedrock was exposed. Chip sampling results from the trenches are as follows:

TRENCH 4 was extended and excavated to bedrock for an additional 87 metres, with a 45 metre section having an average grade of 0.69% copper and 0.30 g/t gold including a 15 metre section of 1.35% copper and 0.78 g/t gold in addition to the interval already reported.

TRENCH 11 was excavated to bedrock for a total distance of 40 metres, bearing a 28 metre section with a grade of 0.94% copper and 0.63 g/t gold. This section includes an 18 metre interval with grades of 1.29% copper and 0.90 g/t gold.

TRENCHES 12 and 13 were excavated to bedrock for a total length of 170 metres with TRENCH 12 having a 46 metre section yielding 0.36% copper and TRENCH 13 grading 0.23% copper over 20 metres.

All trench samples have also been analyzed for silver using ICP methods. The silver assay results for the significant intervals in the trenches are shown on the table below.

Trench #	Metre Interval	Copper %	Gold g/t	Silver ppm
Trench 1	66	1.03	0.39	8.73
Trench 2	30	2.59	0.88	26.70
Trench 3	13	1.16	0.40	6.83
Trench 4	3	0.79	0.27	5.27
and	45	0.69	0.30	7.85
Trench 5	9	1.34	0.50	11.37
Trench 6	54	1.03	0.42	6.91
Trench 7	15	1.39	0.63	10.73
and	12	1.09	0.55	7.64
and	23	0.62	0.18	4.16
Trench 11	28	0.94	0.63	6.27
Trench 12	46	0.36	0.08	3.01
Trench 13	20	0.23	0.11	2.15

Patrick McAndless, a Qualified Person as defined by National Instrument 43-101, supervised the preparation of the technical information in this release. All samples were analyzed by Acme Analytical Labs Ltd. in Vancouver, BC.

The Mount Polley mine, located near Williams Lake in southcentral British Columbia, has been on care and maintenance since September 2001. The mill, built in 1996, operated for five years at the rate of approximately 20,000 tonnes per day. Defined resources available for mining, located in the Bell Pit area and in the unmined Springer Pit area, represent approximately 4.5 years of millfeed.

-30-

For further information contact: Brian Kynoch, President - 604.669.8959; Patrick McAndless, Vice President Exploration - 604.488.2665 or Sabine Goetz, Investor Relations - 604.488.2657 / info@imperialmetals.com

580 Hornby Street, Suite 200, Vancouver, BC V6C 3B6 CANADA
Telephone: 604.669.8959 Facsimile: 604.687.4030 Website: www.imperialmetals.com



592700E
592800E
TR-14
TR-15
13 metres of 1.16% Cu and 0.40 g/t Au
TR-3
3 metres of 0.79% Cu and 0.27 g/t Au
5825500N
66 metres of 1.03% Cu and 0.39 g/t Au
TR-4
TR-1
WB03 03 (-60)
TR-2
TR-5
30 metres of 2.59% Cu and 0.88 g/t Au
WB03 04 (-60)
WB03 01 (-90)
WB03 02 (-60)
WB03 05 (-60)
9 metres of 1.34% Cu and 0.50 g/t Au
45 metres of 0.69% Cu and 0.30 g/t Au
54 metres of 1.03% Cu and 0.42 g/t Au
TR-4A
TR-7
15 metres of 1.39% Cu and 0.63 g/t Au
TR-6
28 metres of 0.94% Cu and 0.63 g/t Au
TR-11
WB03 06 (-60)
TR-12
5825400N
12 metres of 1.09% Cu and 0.55 g/t Au
Deep overburden (no sample)
46 metres of 0.36% Cu and 0.08 g/t Au
23 metres of 0.62% Cu and 0.18 g/t Au
TR-13
TR-8
TR-9
20 metres of 0.23% Cu and 0.11 g/t Au
5825300N
TR-10
LEGEND
High grade intervals
Trench with assays pending
Diamond Drill Hole
METRES
0 10 20 30 40 50

IMPERIAL METALS CORPORATION

MT. POLLEY PROPERTY

NORTHEAST ZONE

TRENCHING RESULTS

September 25, 2003

MATERIAL CHANGE REPORT UNDER

Section 85(1) of the *Securities Act* (**BRITISH COLUMBIA**)
Section 75(2) of the *Securities Act* (**ONTARIO**)
Section 84(1) of the *Securities Act* (**SASKATCHEWAN**)
Section 73 of the *Act* and 271.2(9) of *Regulation and National Policy No. 40* (**QUEBEC**)

1. Reporting Issuer

Imperial Metals Corporation
Suite 200 – 580 Hornby Street
Vancouver, BC V6C 3B6

2. Date of Material Change

September 29, 2003

3. Press Release

September 29, 2003 – Vancouver, British Columbia

4. Summary of Material Change

Imperial Metals Corporation reported it has intersected 56.95 metres grading 2.54% copper, 1.15 g/t gold and 17.4 ppm silver, from 3.05 metres to 60 metres in hole WB03 01 in the newly discovered Northeast Zone at Mount Polley.

5. Full Description of Material Change

Imperial Metals Corporation reported it has intersected 56.95 metres grading 2.54% copper, 1.15 g/t gold and 17.4 ppm silver, from 3.05 metres to 60 metres in hole WB03 01 in the newly discovered Northeast Zone at Mount Polley.

Hole WB03 01, drilled vertically to a depth of 184.71 metres, was collared approximately 10 metres south of trench 2 which uncovered 30 metres grading 2.59% copper, 0.88 g/t gold and 26.70 ppm silver. WB03 01 passed through 3.05 metres of overburden before hitting bedrock. Assays for the remainder of the hole will be released when available.

A total of 15 holes have been scheduled for this first round of drilling on the Northeast Zone, of which 9 have been completed. All trenching results and drill hole locations can be viewed on the Company's website: *www.imperialmetals.com*.

The results for trenches 14 and 15 have been received, with no significant mineralization reported.

Patrick McAndless, a Qualified Person as defined by National Instrument 43-101, supervised the preparation of the technical information in this release. All samples were analyzed by Acme Analytical Labs Ltd. in Vancouver, BC.

6. Reliance on Section 75(3) of the Securities Act (Ontario) and equivalent sections of other jurisdictions.

Not applicable.

7. Omitted Information

Not applicable.

8. Senior Officer(s)

J. Brian Kynoch, President
André H. Deepwell, Chief Financial Officer

Telephone 604.669.8959

9. Statement of Senior Officer

The foregoing accurately discloses the material change referred to herein.

DATED at Vancouver, British Columbia, this 23rd day of October, 2003.

IMPERIAL METALS CORPORATION

Per: *"André H. Deepwell"*
Signature of authorized signatory

André H. Deepwell, Chief Financial Officer
Name and office of authorized signatory

IMPERIAL METALS CORPORATION

NEWS RELEASE

Imperial Cuts 56.95 Metres Grading 2.54% Copper, 1.15 g/t Gold and 17.4 ppm Silver at Mount Polley

Vancouver (September 29, 2003) - Imperial Metals Corporation (III:TSX) reports it has intersected 56.95 metres grading 2.54% copper, 1.15 g/t gold and 17.4 ppm silver, from 3.05 metres to 60 metres in hole WB03 01 in the newly discovered Northeast Zone at Mount Polley.

Hole WB03 01, drilled vertically to a depth of 184.71 metres, was collared approximately 10 metres south of trench 2 which uncovered 30 metres grading 2.59% copper, 0.88 g/t gold and 26.70 ppm silver. WB03 01 passed through 3.05 metres of overburden before hitting bedrock. Assays for the remainder of the hole will be released when available.

A total of 15 holes have been scheduled for this first round of drilling on the Northeast Zone, of which 9 have been completed. All trenching results and drill hole locations can be viewed on the Company's website: *www.imperialmetals.com*.

The results for trenches 14 and 15 have been received, with no significant mineralization reported.

Patrick McAndless, a Qualified Person as defined by National Instrument 43-101, supervised the preparation of the technical information in this release. All samples were analyzed by Acme Analytical Labs Ltd. in Vancouver, BC.

-30-

For further information contact:
Brian Kynoch, President - 604.669.8959
Patrick McAndless, Vice President Exploration - 604.488.2665
Sabine Goetz, Investor Relations - 604.488.2657 / info@imperialmetals.com

#02-34714

MATERIAL CHANGE REPORT UNDER

Section 85(1) of the *Securities Act* **(BRITISH COLUMBIA)**
Section 75(2) of the *Securities Act* **(ONTARIO)**
Section 84(1) of the *Securities Act* **(SASKATCHEWAN)**
Section 73 of the *Act* and 271.2(9) of *Regulation and National Policy No. 40* **(QUEBEC)**

1. Reporting Issuer

Imperial Metals Corporation
Suite 200 – 580 Hornby Street
Vancouver, BC V6C 3B6

2. Date of Material Change

October 2, 2003

3. Press Release

October 2, 2003 – Vancouver, British Columbia

4. Summary of Material Change

Imperial Metals Corporation reported additional drill results from Mount Polley.

5. Full Description of Material Change

Imperial Metals Corporation reported that diamond drill holes WB03 02 and WB03 03 intersected significant intervals of copper, gold and silver.

Hole WB03 02 intersected 76.5 metres grading 0.74% copper, 0.34 g/t gold and 5.0 ppm silver.

Hole WB03 03 intersected 193.5 metres grading 1.33% copper, 0.44 g/t gold and 10.6 ppm silver.

As previously reported, hole WB03 01 was drilled vertically to a depth of 184.71 metres. This hole intersected 56.95 metres grading 2.54% copper, 1.15 g/t gold and 17.4 ppm silver. No further significant assay intervals were intersected in this hole.

Hole WB03 02 was drilled from the same site as WB03 01 at an azimuth of 240° and a dip of -60°. The length of this hole was 215.1 metres.

Hole WB03 03 was drilled 25 meters NNW of holes WB03 01 at an azimuth of 240° and a dip of -60°. The length of this hole was 224.3 metres.

Drilling and trenching in the newly discovered Northeast Zone continues. Eleven holes have been drilled to date. A total of 15 holes will be completed in this first round of drilling. Trenching results and drill hole locations can be viewed on the Company's website: *www.imperialmetals.com*.

Patrick McAndless, a Qualified Person as defined by National Instrument 43-101, supervised the preparation of the technical information in this release. Samples are being analyzed by Acme Analytical Labs Ltd. in Vancouver, BC.

6. Reliance on Section 75(3) of the Securities Act (Ontario) and equivalent sections of other jurisdictions.

Not applicable.

7. Omitted Information

Not applicable.

8. Senior Officer(s)

J. Brian Kynoch, President
André H. Deepwell, Chief Financial Officer

Telephone 604.669.8959

9. Statement of Senior Officer

The foregoing accurately discloses the material change referred to herein.

DATED at Vancouver, British Columbia, this 23rd day of October, 2003.

IMPERIAL METALS CORPORATION

Per: *"André H. Deepwell"*
Signature of authorized signatory

André H. Deepwell, Chief Financial Officer
Name and office of authorized signatory

IMPERIAL METALS CORPORATION

NEWS RELEASE

Imperial Reports Additional Drill Results from Mount Polley

Vancouver (October 2, 2003) - Imperial Metals Corporation (III:TSX) reports that diamond drill holes WB03 02 and WB03 03 intersected significant intervals of copper, gold and silver.

Hole WB03 02 intersected 76.5 metres grading 0.74% copper, 0.34 g/t gold and 5.0 ppm silver.

Hole WB03 03 intersected 193.5 metres grading 1.33% copper, 0.44 g/t gold and 10.6 ppm silver.

As previously reported, hole WB03 01 was drilled vertically to a depth of 184.71 metres. This hole intersected 56.95 metres grading 2.54% copper, 1.15 g/t gold and 17.4 ppm silver. No further significant assay intervals were intersected in this hole.

Hole WB03 02 was drilled from the same site as WB03 01 at an azimuth of 240° and a dip of -60°. The length of this hole was 215.1 metres.

Hole WB03 03 was drilled 25 meters NNW of holes WB03 01 at an azimuth of 240° and a dip of -60°. The length of this hole was 224.3 metres.

Drilling and trenching in the newly discovered Northeast Zone continues. Eleven holes have been drilled to date. A total of 15 holes will be completed in this first round of drilling. Trenching results and drill hole locations can be viewed on the Company's website: *www.imperialmetals.com*.

Patrick McAndless, a Qualified Person as defined by National Instrument 43-101, supervised the preparation of the technical information in this release. Samples are being analyzed by Acme Analytical Labs Ltd. in Vancouver, BC.

-30-

For further information contact:
Brian Kynoch, President - 604.669.8959
Patrick McAndless, Vice President Exploration - 604.488.2665
Sabine Goetz, Investor Relations - 604.488.2657 / info@imperialmetals.com

#02 31771

MATERIAL CHANGE REPORT UNDER

Section 85(1) of the *Securities Act* **(BRITISH COLUMBIA)**
Section 75(2) of the *Securities Act* **(ONTARIO)**
Section 84(1) of the *Securities Act* **(SASKATCHEWAN)**
Section 73 of the *Act* and 271.2(9) of *Regulation and National Policy No. 40* **(QUEBEC)**

03 NOV -3 PM 7:21

1. **Reporting Issuer**

Imperial Metals Corporation
Suite 200 – 580 Hornby Street
Vancouver, BC V6C 3B6

2. **Date of Material Change**

October 15, 2003

3. **Press Release**

October 15, 2003 – Vancouver, British Columbia

4. **Summary of Material Change**

Imperial Metals Corporation reported that 16 diamond drill holes have now been completed in this first round of drilling on the Northeast Zone at Mount Polley.

5. **Full Description of Material Change**

Imperial Metals Corporation reported that 16 diamond drill holes have now been completed in this first round of drilling on the Northeast Zone at Mount Polley.

Assays for holes 4, 5 and 6, which included 102.9 meters grading 1.94% copper, 0.57 g/t gold and 11.71 ppm silver, together with previously reported results for holes 1, 2 and 3 are provided in the following table. A drill and trench plan will be available on the Company's website: www.imperialmetals.com.

Drill Hole #	Metre Interval			Interval Length	Copper %	Gold %	Silver ppm
WB03 01	3.05	-	60.00	56.95	2.54	1.15	17.40
WB03 02	2.60	-	79.10	76.50	0.74	0.34	5.00
WB03 03	1.50	-	195.00	193.50	1.33	0.44	10.60
WB03 04	0.61	-	159.00	158.39	0.34	0.21	2.66
WB03 05	3.70	-	37.50	33.80	0.49	0.30	5.32
WB03 06	7.10	-	220.00	212.90	0.98	0.32	6.18
including	7.10	-	110.00	102.90	1.94	0.57	11.71

The newly discovered Northeast zone is approximately 1.5 km northeast from the partially mined Bell pit in a forested area with poor rock exposure.

Based on evidence from the discovery outcrop and recently completed trenching and drilling, the copper, gold and silver mineralization in the Northeast Zone occurs in a hydrothermal breccia that has been intruded by dikes during and after deposition of the mineralization.

This hydothermal breccia has so far been extended to the southeast from diamond drill hole WB03 03 to WB03 15, a distance of approximately 275 metres. The breccia is structurally well prepared and features an overprinting of potassic and carbonate alteration. It is distinguished from the known breccia hosted copper/gold deposits at Mount Polley by a higher copper to gold ratio, higher silver and bornite content and lower magnetite. It also appears to be less oxidized but this has yet to be confirmed by assay.

Drilling is now underway on the Springer and Bell deposits pending receipt of all assay results from the initial phase of drilling on the Northeast Zone. Four diamond drill holes are planned for each of the Springer and Bell zones to test the depth extensions of the known mineralization in these zones.

Patrick McAndless, a Qualified Person as defined by National Instrument 43-101, supervised the preparation of the technical information in this release. Samples are being analyzed by Acme Analytical Labs Ltd. in Vancouver, BC.

6. Reliance on Section 75(3) of the Securities Act (Ontario) and equivalent sections of other jurisdictions.

Not applicable.

7. Omitted Information

Not applicable.

8. Senior Officer(s)

J. Brian Kynoch, President
André H. Deepwell, Chief Financial Officer

Telephone 604.669.8959

9. Statement of Senior Officer

The foregoing accurately discloses the material change referred to herein.

DATED at Vancouver, British Columbia, this 23rd day of October, 2003.

IMPERIAL METALS CORPORATION

Per: *"André H. Deepwell"*
Signature of authorized signatory

André H. Deepwell, Chief Financial Officer
Name and office of authorized signatory

NEWS RELEASE

Imperial Reports Drill Results from the Northeast Zone at Mount Polley

Vancouver (October 15, 2003) - Imperial Metals Corporation (III:TSX) reports that 16 diamond drill holes have now been completed in this first round of drilling on the Northeast Zone at Mount Polley.

Assays for holes 4, 5 and 6, which included 102.9 meters grading 1.94% copper, 0.57 g/t gold and 11.71 ppm silver, together with previously reported results for holes 1, 2 and 3 are provided in the following table. A drill and trench plan will be available on the Company's website: *www.imperialmetals.com*.

Drill Hole #	Metre Interval			Interval Length	Copper %	Gold %	Silver ppm
WB03 01	3.05	-	60.00	56.95	2.54	1.15	17.40
WB03 02	2.60	-	79.10	76.50	0.74	0.34	5.00
WB03 03	1.50	-	195.00	193.50	1.33	0.44	10.60
WB03 04	0.61	-	159.00	158.39	0.34	0.21	2.66
WB03 05	3.70	-	37.50	33.80	0.49	0.30	5.32
WB03 06	7.10	-	220.00	212.90	0.98	0.32	6.18
including	7.10	-	110.00	102.90	1.94	0.57	11.71

The newly discovered Northeast zone is approximately 1.5 km northeast from the partially mined Bell pit in a forested area with poor rock exposure.

Based on evidence from the discovery outcrop and recently completed trenching and drilling, the copper, gold and silver mineralization in the Northeast Zone occurs in a hydrothermal breccia that has been intruded by dikes during and after deposition of the mineralization.

This hydothermal breccia has so far been extended to the southeast from diamond drill hole WB03 03 to WB03 15, a distance of.approximately 275 metres. The breccia is structurally well prepared and features an overprinting of potassic and carbonate alteration. It is distinguished from the known breccia hosted copper/gold deposits at Mount Polley by a higher copper to gold ratio, higher silver and bornite content and lower magnetite. It also appears to be less oxidized but this has yet to be confirmed by assay.

Drilling is now underway on the Springer and Bell deposits pending receipt of all assay results from the initial phase of drilling on the Northeast Zone. Four diamond drill holes are planned for each of the Springer and Bell zones to test the depth extensions of the known mineralization in these zones.

Patrick McAndless, a Qualified Person as defined by National Instrument 43-101, supervised the preparation of the technical information in this release. Samples are being analyzed by Acme Analytical Labs Ltd. in Vancouver, BC.

\- 30 -

For further information contact:
Brian Kynoch, President - 604.669.8959;
Patrick McAndless, Vice President Exploration - 604.488.2665; or
Sabine Goetz, Investor Relations - 604.488.2657 / info@imperialmetals.com

MATERIAL CHANGE REPORT UNDER

Section 85(1) of the *Securities Act* (**BRITISH COLUMBIA**)
Section 75(2) of the *Securities Act* (**ONTARIO**)
Section 84(1) of the *Securities Act* (**SASKATCHEWAN**)
Section 73 of the *Act* and 271.2(9) of *Regulation and National Policy No. 40* (**QUEBEC**)

1. Reporting Issuer

Imperial Metals Corporation
Suite 200 – 580 Hornby Street
Vancouver, BC V6C 3B6

2. Date of Material Change

October 20, 2003

3. Press Release

October 20, 2003 – Vancouver, British Columbia

4. Summary of Material Change

Imperial Metals Corporation reported additional diamond drill results from the Northeast Zone at Mount Polley.

5. Full Description of Material Change

Imperial Metals Corporation reported that diamond drill holes WB03 07 and WB03 08 intersected significant intervals of copper, gold and silver, including 204.1 meters grading 1.02% copper, 0.40 g/t gold and 7.31 ppm silver in WB03 07.

The intervals from these holes are provided in the following table, together with previously reported results from the recently completed 16 hole diamond drill program in the Northeast Zone at Imperial's 100% owned Mount Polley property. A drill and trench plan is available on the Company's website: *www.imperialmetals.com*

Drill Hole #	Metre Interval	Interval Length	Copper %	Gold g/t	Silver ppm
WB03 01	3.05 - 60.00	56.95	2.54	1.15	17.40
WB03 02	2.60 - 79.10	76.50	0.74	0.34	5.00
WB03 03	1.50 - 195.00	193.50	1.33	0.44	10.60
WB03 04	0.61 - 159.00	158.39	0.34	0.21	2.66
WB03 05	3.70 - 37.50	33.80	0.49	0.30	5.32
WB03 06	7.10 - 220.00	212.90	0.98	0.32	6.18
including	7.10 - 110.00	102.90	1.94	0.57	11.71
WB03 07	13.40 - 217.50	204.10	1.02	0.40	7.31
including	13.40 - 126.30	112.90	1.72	0.56	12.33
WB03 08	7.30 - 81.10	73.80	0.98	0.31	8.04

Assays for the remaining holes drilled in the Northeast Zone are expected over the next few weeks. Meanwhile trenching continues. Imperial will a commence a minimum 60 hole diamond drill program in the Northeast Zone once all assays are received from the first round of drilling.

Patrick McAndless, a Qualified Person as defined by National Instrument 43-101, supervised the preparation of the technical information in this release. Samples are being analyzed by Acme Analytical Labs Ltd. in Vancouver, BC.

6. Reliance on Section 75(3) of the Securities Act (Ontario) and equivalent sections of other jurisdictions.

Not applicable.

7. Omitted Information

Not applicable.

8. Senior Officer(s)

J. Brian Kynoch, President
André H. Deepwell, Chief Financial Officer

Telephone 604.669.8959

9. Statement of Senior Officer

The foregoing accurately discloses the material change referred to herein.

DATED at Vancouver, British Columbia, this 23rd day of October, 2003.

IMPERIAL METALS CORPORATION

Per: *"André H. Deepwell"*
Signature of authorized signatory

André H. Deepwell, Chief Financial Officer
Name and office of authorized signatory

IMPERIAL METALS CORPORATION

NEWS RELEASE

Imperial Reports Additional Drill Results from the Northeast Zone at Mount Polley

Vancouver (October 20, 2003) - Imperial Metals Corporation (III:TSX) reports that diamond drill holes WB03 07 and WB03 08 intersected significant intervals of copper, gold and silver, including 204.1 meters grading 1.02% copper, 0.40 g/t gold and 7.31 ppm silver in WB03 07.

The intervals from these holes are provided in the following table, together with previously reported results from the recently completed 16 hole diamond drill program in the Northeast Zone at Imperial's 100% owned Mount Polley property. A drill and trench plan is available on the Company's website: *www.imperialmetals.com*

Drill Hole #	Metre Interval			Interval Length	Copper %	Gold g/t	Silver ppm
WB03 01	3.05	-	60.00	56.95	2.54	1.15	17.40
WB03 02	2.60	-	79.10	76.50	0.74	0.34	5.00
WB03 03	1.50	-	195.00	193.50	1.33	0.44	10.60
WB03 04	0.61	-	159.00	158.39	0.34	0.21	2.66
WB03 05	3.70	-	37.50	33.80	0.49	0.30	5.32
WB03 06	7.10	-	220.00	212.90	0.98	0.32	6.18
including	7.10	-	110.00	102.90	1.94	0.57	11.71
WB03 07	13.40	-	217.50	204.10	1.02	0.40	7.31
including	13.40	-	126.30	112.90	1.72	0.56	12.33
WB03 08	7.30	-	81.10	73.80	0.98	0.31	8.04

Assays for the remaining holes drilled in the Northeast Zone are expected over the next few weeks. Meanwhile trenching continues. Imperial will a commence a minimum 60 hole diamond drill program in the Northeast Zone once all assays are received from the first round of drilling.

Patrick McAndless, a Qualified Person as defined by National Instrument 43-101, supervised the preparation of the technical information in this release. Samples are being analyzed by Acme Analytical Labs Ltd. in Vancouver, BC.

-30-

For further information contact:
Brian Kynoch, President - 604.669.8959;
Patrick McAndless, Vice President Exploration – 604.488.2665; or
Sabine Goetz, Investor Relations - 604.488.2657 / info@imperialmetals.com